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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	Expires: October 31, 2018
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FORM 12b-25	SEC FILE NUMBER
1-6471

CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☑	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: June 30, 2018

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PGI Incorporated
Full Name of Registrant

Former Name if Applicable

212 South Central, Suite 304
Address of Principal Executive Office (Street and Number)

St. Louis, Missouri 63105
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is not able to file its Quarterly Report on Form 10-Q for its second fiscal quarter of 2018 without unreasonable effort or expense. The Registrant is unable to complete its financial statements for the three month period ending June 30, 2018 (“Interim Financial Statements”) as it awaits a legal analysis from its outside counsel. The legal analysis is required as a result of certain events arising during the Registrant’s second quarter with respect to its remaining indebtedness under certain of its 6.5% subordinated convertible debentures (the “Debentures”) the Registrant issued under an indenture of trust (the “Indenture”) approximately 47 years ago. The results of the legal analysis will determine how the Registrant will properly report and characterize such remaining indebtedness so that it is in accordance with Generally Accepted Accounting Principles. The legal issue on which counsel is conducting research is unique and requires for its completion information about the Debentures and the Indenture to which counsel did not have access until only shortly before the filing of the Registrant’s report on Form 10-Q is due. Registrant’s counsel continues to conduct its research and analysis and expects to have it completed in sufficient time so that the Registrant will be able to file its Quarterly Report on Form 10-Q within five days of the date it is due.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Annette M. Kovarik	314	512-8742
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☑	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☐	No	☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PGI INCORPORATED
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2018		By:	/s/ Laurence A. Schiffer
Laurence A. Schiffer
President (Duly Authorized Officer, Principal Executive Officer and Principal Financial Officer)